

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2015

Via E-mail
Timothy L. Fielding
Chief Financial Officer
Adeptus Health Inc.
2941 Lake Vista Drive
Lewisville, Texas 75067

> **Re:    Adeptus Health Inc.**
> **Form 8-K**
> **Filed April 21, 2015**
> **File No. 001-36520**

Dear Mr. Fielding:

We have reviewed your filing and have the following comment.

Please respond to the comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note from your disclosure in the above referenced Form 8-K that you have entered into a joint venture with the University of Colorado Health ("UCHealth") pursuant to which UCHealth owns a majority stake in 12 of your Colorado facilities.   It appears that you have entered into a material agreement and made a significant disposition and/or acquisition of assets.  Please amend the Form 8-K to provide the disclosure required by Item 1.01, Item 2.01 and, as applicable,  Item 9.01(a) and (b) of Form 8-K with respect to the transaction, or provide us a reasonably detailed analysis in support of your conclusion that such disclosure is not required.  Please also file the joint venture agreement as an exhibit to the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mary Mast at (202) 551-3613 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jim B. Rosenberg for

Jeffrey P. Riedler
Assistant Director